UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                              BAB Holdings, Inc.
_____________________________________________________________________________
                               (Name of Issuer)


                          Common Stock, no par value
_____________________________________________________________________________
                         (Title of Class of Securities)


                                   055176101
_____________________________________________________________________________
                                (CUSIP Number)


                                Keith Shapiro, Esq.
                                 Greenberg Traurig
                          227 W. Monroe Street, Suite 3500
                         				    Chicago, IL  60606
                                  (312) 456-8400
_____________________________________________________________________________
       (Name, Address and Telephone Number of Person Authorized tO
                 Receive Notices and Communications)

                                October 21, 1999
_____________________________________________________________________________
v            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1 (f) or 240.13d-1 (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 055176101                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Holdings Investments, LLC.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,910,948

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,910,948

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,910,948

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      36.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 055176101                                      PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Michael W. Evans

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            818,542

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,910,948
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             818,542

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,910,948
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,729,490

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      42.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                SCHEDULE 13G
-----------------------                                  ---------------------
  CUSIP NO. 055176101                                      PAGE 4 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Michael K. Murtaugh

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            563,389

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,910,948
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             563,389

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,910,948
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,474,337

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                  Page 5 of 6

Item 1.   Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to the Common Stock, no par value ("Common Stock"), of BAB Holdings, Inc., an Illinois corporation (the "Company"). The principal executive offices of the Company are located at 8501 West Higgins Road, Suite 320, Chicago, Illinois 60631.

Item 2.   Identity and Background

     The Statement is being filed by Holdings Investments, LLC., a Delaware limited liability company ("LLC".) LLC was formed to acquire shares of the Company's Common Stock as an investment. The business address of the LLC is 220 DeWindt Road, Winnetka, Illinois 60093.

     This Statement is also being filed by Michael W. Evans and Michael K. Murtaugh, members and co-managers of the LLC. Both Mr. Evans and Mr. Murtaugh are officers and directors of the Company. Mr. Evans is the President and Chief Executive Officer and Mr. Murtaugh is the Vice President and General Counsel of the Company. Messrs. Evans and Murtaugh are citizens of the United States.

     During the last five years, none of LLC, Mr. Evans, or Mr. Murtaugh (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     On October 21, 1999, the LLC acquired 60,000 shares of the Company's series A convertible preferred stock, $25 par value, from Keyway Investments Limited ("Keyway") for $650,000 in cash and a warrant to acquire 1,718,832 shares of the Company's Common Stock owned by the LLC. LLC has the right to repurchase the warrant, in full or in part, at a price not to exceed $350,000. The repurchase rights expire on May 31, 2000.

     The LLC immediately converted the preferred shares, plus $348,000 of dividends accrued thereon, to 4,910,948 shares of Common Stock of the Company.

Item 4.   Purpose of the Transaction

     LLC acquired the Common Stock of the Company as an investment for its own account.

     LLC, Mr. Evans or Mr. Murtaugh have no plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

   (a) LLC owns 4,910,948 shares of Common Stock of the Company representing 36.6% of the outstanding Common Stock of the Company. Mr. Evans beneficially owns 5,729,290 shares of the Company's Common Stock, including 145,000 shares issuable pursuant to currently exerciseable options and all of the shares owned by the LLC (which he, as co-manager of the LLC, may be deemed to own). Mr. Murtaugh beneficially owns 5,474,337 shares of the Company's Common
Stock, including 105,000 shares issuable pursuant to currently exerciseable options and all of the shares owned by the LLC (which he, as co-manager of the LLC, may be deemed to own). Mr. Evans' and Mr. Murtaugh's ownership of the Common Stock of the Company is 42.2% and 40.5%, respectively, in each case including the 36.6% owned by the LLC.

   (b) Mssrs. Evans and Murtaugh, collectively, as co-managers of the LLC, have shared power to vote and to dispose of all of the Common Stock owned by the LLC.

   (c) None of LLC, Mr. Evans or Mr. Murtaugh, has effected any transactions in the Common Stock of the Company in the past sixty days.

   (d)  and (e)  Not applicable.


                                                                Page 6 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except for the warrant issued to Keyway identified in Item 4. above, none of LLC, Mr. Evans or Mr. Murtaugh is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

   Exhibit 10.1 Letter agreement between Keyway Investments Limited,
                Michael W. Evans and Michael K. Murtaugh dated
                October 21, 1999

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         Holdings Investments, LLC.

                         By: Michael W. Evans, Co-manager
10/29/99                 By: /s/ MICHAEL W. EVANS
--------                     ----------------------------

                         By: Michael K. Murtaugh, Co-manager
10/29/99                 By: /s/ MICHAEL K. MURTAUGH
--------                     ----------------------------


                         Michael W. Evans

10/29/99                 /s/ MICHAEL W. EVANS
--------                 ---------------------------


                         Michael K. Murtaugh

10/29/99                 /s/ MICHAEL K. MURTAUGH
--------                 ---------------------------